SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _____)

iPass, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

46261V108
(CUSIP Number)

Samuel L. Schwerin
Millennium Technology Value Partners
747 Third Avenue, 38th Floor
New York, NY 10017
(646) 521-7800

with copies to:

McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn: Michael Cochran, Esq.
(404) 527-8375
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.   :

(Continued on following pages)

(Page 1 of 13)

CUSIP NO. 46261V108

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): :
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,078,278 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 3,078,278 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,078,278 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners (RCM), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): :
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,141,577 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 3,141,577 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,141,577 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): :
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 6,219,855 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 6,219,855 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,219,855 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.9% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1.	NAME OF REPORTING PERSONS Millennium TVP (GP), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): :
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 6,219,855 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 6,219,855 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,219,855 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.9% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1.	NAME OF REPORTING PERSONS Samuel L. Schwerin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): :
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 6,219,855 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 6,219,855 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,219,855 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.9% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON IN

Item 1.     Security and Issuer

The securities to which this statement relates are shares of Common Stock, $.001 par value per share ("Common Shares"), of iPass Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3800 Bridge Parkway, Redwood Shores, California 94065.

Item 2.     Identity and Background

The names of the reporting persons are Millennium Technology Value Partners, L.P. ("Millennium LP"), Millennium Technology Value Partners (RCM), L.P.  ("Millennium RCM LP"), Millennium Technology Value Partners Management, L.P. ("Millennium Management"), Millennium TVP (GP), LLC ("Millennium TVP"), and Samuel L. Schwerin (collectively, the "Reporting Persons").  Millennium RCM LP and Millennium LP are limited partnerships organized and existing under the laws of the State of Delaware, which invest in public and private companies.  Millennium RCM LP and Millennium LP are each controlled by their general partner, Millennium Management, a Delaware limited partnership, who in turn is managed by its general partner, Millennium TVP, a Delaware limited liability company.  Samuel L. Schwerin is the managing member of Millennium TVP, and the principal occupation of Mr. Schwerin is the management of Millennium TVP. Mr Schwerin is a United States citizen. The business address for the Reporting Persons is Millennium Technology Value Partners, 747 Third Avenue, 38th Floor, New York, NY 10017.

During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

The total amount of funds used by Millennium LP and Millennium RCM LP to purchase the 6,219,855 Common Shares it directly owns was $5,941,309.86 (excluding brokerage commissions). All of such funds were derived from capital contributions to Millennium LP and Millennium RCM LP.

Item 4.     Purpose of the Transaction

Pursuant to a Stock Transfer Agreement, dated December 29, 2009 (the "Stock Transfer Agreement"), between Shamrock Activist Value Fund, L.P. ("SAVF") and Millennium LP and Millennium RCM LP, SAVF agreed to sell 5,566,126 Common Shares to Millennium LP and Millennium RCM LP in a private transaction (the "SAVF Sale"). The SAVF Sale was completed on December 31, 2009. A copy of the Stock Transfer Agreement is attached hereto as Exhibit 1 and incorporated by reference. Millennium LP and Millennium RCM LP previously had acquired 653,729 Common Shares in the open market over the prior thirteen months as part of their normal business of operating as private investment funds

The Reporting Persons acquired the Common Shares based on the Reporting Persons' belief that the Common Shares at current market prices are undervalued and represent an attractive investment opportunity.

The Reporting Persons have engaged in constructive dialogue with the members of the Company's board and management and plan to engage in future constructive dialogues including regarding potential changes designed to enhance long-term shareholder value.  The Reporting Persons may also communicate with other shareholders of the Company, knowledgeable industry or market observers, and other representatives of the Company regarding the Company, including but not limited to its operations, strategy, management, capital structure, and the strategic alternatives that may be available to the Company.

The Reporting Persons and their representatives and advisers intend to closely monitor the Company's performance. The Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests, including seeking representation on the Company's board of directors.

The Reporting Persons are engaged in the investment business, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. Notwithstanding the foregoing, the Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities they now hold or hereafter acquire as set forth above or otherwise.

Except as stated in this response to Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D promulgated under the Act.

Item 5.     Interest in Securities of the Issuer

(a) and (b) The aggregate percentage of Common Shares reported owned by each Reporting Person named herein is based upon 62,237,594 Common Shares outstanding, as of October 30, 2009, which is the total number of Common Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 (the "Outstanding Common Shares").

1. Millennium Technology Value Partners, L.P. - Beneficially owns 3,078,278 Common Shares, which Common Shares represent 4.9% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 3,078,278 Common Shares.

2. Millennium Technology Value Partners (RCM), L.P. - Beneficially owns 3,141,577 Common Shares, which Common Shares represent 5.0% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 3,141,577 Common Shares.

3. Millennium Technology Value Partners Management, L.P. - Through its role as general partner of each of Millennium LP and Millennium RCM LP, Millennium Management beneficially owns 6,219,855 Common Shares, which Common Shares represent 9.9% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 6,219,855 Common Shares.

4. Millennium TVP (GP), LLC - Through its role as general partner of Millennium Management, Millennium TVP beneficially owns 6,219,855 Common Shares, which Common Shares represent 9.9% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 6,219,855 Common Shares.

5. Samuel L. Schwerin - Through his role as managing member of Millennium TVP, Mr. Schwerin beneficially owns 6,219,855 Common Shares, which Common Shares represent 9.9% of the Outstanding Common Shares, and has the power to vote or to direct the vote and the power to dispose or to direct the disposition of all such 6,219,855 Common Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he or it does not directly own.

(c) During the preceding 60 days, the Reporting Persons effected transactions with respect to the Common Shares on such dates, in such amounts, and at such per share prices as indicated below:
Date	Millennium Technology Value Partners, L.P. Transactions	Millennium Technology Value Partners (RCM), L.P. Transactions
12/31/2009	N/A	2,800,918 shares at $0.94 per share.
12/30/2009	2,765,208 shares at $0.94 per share.	N/A
12/15/2009	100,499 shares at $0.98 per share.	101,796 shares at $0.98 per share.
12/06/2009	734 shares at $0.97 per share.	N/A
12/04/2009	100 shares at $1.10 per share.	N/A
11/06/2009	N/A	25,000 shares at $1.20 per share.

Each of the transactions described in this response to Item 5(c) were effected in New York, NY. The transactions that occurred on December 30, 2009 and December 31, 2009, respectively, were effected via the SAVF Sale described in the response to Item 4 above. The transactions that occurred on November 6, 2009, December 4, 2009, December 6, 2009, and December 15, 2009, respectively, were effected on the open market as part of Millennium LP's and Millennium RCM LP's normal business of operating as a private investment fund.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6.     Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons are a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
1.	Stock Transfer Agreement, dated December 29, 2009, between Shamrock Activist Value Fund, L.P. and Millennium Technology Value Partners, L.P. and Millennium Technology Value Partners (RCM), L.P.
2.

Joint Filing Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Millennium Technology Value Partners, L.P., Millennium Technology Value Partners (RCM), L.P., Millennium Technology Value Partners Management, L.P., Millennium TVP (GP), LLC, and Samuel L. Schwerin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: January 8, 2010
MILLENNIUM TECHNOLOGY VALUE PARTNERS, L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner
By: /s/ Samuel L. Schwerin Samuel L. Schwerin, Managing Member

MILLENNIUM TECHNOLOGY VALUE PARTNERS (RCM), L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner By: /s/ Samuel L. Schwerin Samuel L. Schwerin, Managing Member

MILLENNIUM TECHNOLOGY VALUE PARTNERS MANAGEMENT, L.P.
By: Millennium TVP (GP), LLC, its General Partner By: /s/ Samuel L. Schwerin Samuel L. Schwerin, Managing Member

MILLENNIUM TVP (GP), LLC
By: /s/ Samuel L. Schwerin Samuel L. Schwerin, Managing Member
/s/ Samuel L. Schwerin Samuel L. Schwerin